Filed Pursuant to Rule 425 and deemed filed
pursuant to Rule 14a-12

Subject Company: Humboldt Bancorp
Filing Person: Humboldt Bancorp
File Number: 000-27784

This filing includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in each company’s filings with the Securities and Exchange Commission (the “SEC”). You should not place undue reliance on forward looking statements and we undertake no obligation to update any such statements. Specific risks in this filing include whether both companies receive regulatory and shareholder approvals, whether they have accurately predicted acquisition and consolidation expenses, the timing and amount of savings from consolidation, the expected earnings contributions of both companies and management’s ability to effectively integrate the companies.

The following may be deemed to be offering or solicitation materials of Umpqua Holdings and Humboldt Bancorp in connection with Umpqua Holdings’ proposed acquisition of Humboldt Bancorp. Shareholders are urged to read the joint proxy statement/prospectus that will be included in the registration statement on Form S-4, which Umpqua Holdings will file with the SEC in connection with the proposed merger, because it will contain important information about Umpqua Holdings, Humboldt Bancorp, the merger and related matters. The directors and executive officers of Umpqua Holdings and Humboldt Bancorp may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in each of Umpqua Holdings’ and Humboldt Bancorp’s most recent proxy statements filed with the SEC and the joint proxy statement/prospectus when it is filed with the SEC. All documents filed with the SEC are or will be available for free, both on the SEC web site (http://www.sec.gov) and from Umpqua Holdings by directing a request to Umpqua Holdings Corporation, Attention: Investor Relations, 200 SW Market Street, Suite 1900, Portland, OR 97201, and from Humboldt Bancorp by directing a request to Humboldt Bancorp, Investor Relations, 2998 Douglas Blvd., Suite 330, Roseville, CA 95661.

THE FOLLOWING QUESTION AND ANSWER SHEET WAS MAILED TO HUMBOLDT BANK CUSTOMERS:

Questions and Answers for Humboldt Bank Customers – for Mailing
Umpqua Bank and Humboldt Bank Merger
March 2004

Q:	What is Umpqua Bank?
A:	Headquartered in Roseburg, Ore, Umpqua Bank has 64 stores and 96 ATM locations in Oregon and Southwest Washington. Umpqua Bank is a subsidiary of Umpqua Holdings Corporation (NASDAQ: UMPQ), with $3.0 billion in assets and $2.5 billion in deposits as of December 31, 2003. A full listing of Umpqua Bank’s products, services, and locations is available online at www.umpquabank.com.

Q:	Will [Humboldt Bank/Capitol Valley Bank/Feather River State Bank/Tehama Bank] retain its name?
A:	No. Upon approval and completion of the merger, all Humboldt Bank divisions, including – Humboldt Bank, Capitol Valley Bank, Feather River State Bank and Tehama Bank – will adopt the Umpqua Bank name and logo.

Q:	How will this change the way I do my banking with you?
A:	All of our sales and service centers will remain open. You will continue to benefit from working with the same people and the same sales and service centers, but with more locations, more resources and more borrowing power. Since there is no overlap between Umpqua Bank and [Humboldt Bank/Capitol Valley Bank/Feather River State Bank/Tehama Bank] sales and service locations, this merger provides an extended network of locations to serve you.

Q:	Does this mean I’m now with a “big bank”?
A:	No. Like your current bank, personalized customer service, one-on-one interaction, and local decision-making are at the foundation of Umpqua Bank. You will also benefit from higher loan limits and expanded product and service offerings.

Q:	Will [Humboldt Bank/Capitol Valley Bank/Feather River State Bank/Tehama Bank] checks, debit cards, and ATM cards be usable at Umpqua Bank stores?
A:	Yes. Soon after completion of the merger, [Humboldt Bank/Capitol Valley Bank/Feather River State Bank/Tehama Bank] cards and checks will be usable at all Umpqua Bank locations. [Humboldt Bank/Capitol Valley Bank/Feather River State Bank/Tehama] Bank customers can continue to use their cards and checks as usual at their current bank locations. New Umpqua Bank cards and checks will be issued for [Humboldt Bank/Capitol Valley Bank/Feather River State Bank/Tehama Bank] customers after completion of the merger.

Q:	Will Umpqua Bank invest in our community?
A:	Umpqua Bank has a deep commitment to the citizens, businesses and organizations in the communities we serve. Umpqua demonstrates that support by contributing its resources to organizations and events that help make your communities vibrant. Earlier this year, Umpqua Bank introduced its industry-leading Connect Volunteer Network, which pays its full-time associates to volunteer up to 40 hours a year.

Q:	Will customers’ existing loan rates or terms change?
A:	No. All loans terms remain the same.

Q:	How will this merger affect existing business accounts and customers?
A:	The combined bank will provide business customers access to higher lending limits and local decision making, in addition to the same friendly faces.

Q:	When will the merger be completed?
A:	The merger will be completed upon shareholder and regulatory approval, expected third quarter of 2004.

Q:	For more information about this merger, who should I contact?
A:	We encourage you to contact your local sales and service center manager or visit us on the web at [web address of Humboldt Bank/Capitol Valley Bank/Feather River State Bank/Tehama Bank].